Communication to Zoetis Inc. Employees

Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Zoetis Inc.

Commission File No.: 333-188750

Subject: What Colleagues Need to Know about Our Separation from Pfizer

May 22, 2013

Dear Colleagues,

As Juan Ramón described in his message to Zoetis colleagues, the process for a complete separation of Zoetis from Pfizer is now underway. This is the culmination of nearly two years of work, and we continue to be excited by the opportunity to stand on our own as the world’s leading animal health company.

You are no doubt wondering, though, how this process will affect you, personally, and how it will change the way you work and serve your customers.

Today’s news will result in very few day-to-day, operational changes for us. Planned changes related to the separation have already been communicated (for example, the HR system changes that will take effect in the U.S. and U.K. on July 1) and announced transitions will happen according to their own schedules.

Here is a summary of what’s changing and what you need to know now as we head toward Separation Day (S-Day).

Pfizer Equity Awards (Stock Options and Restricted Stock Units)

You will have some financial decisions to make if you hold Pfizer stock options or Restricted Stock Units (RSUs) granted through Pfizer’s Long Term Incentive Awards program. Please refer to the document “Treatment of LTI Awards in the Event of a Zoetis Separation from Pfizer” emailed to you last month from Zoetis Compensation for further information.

Payroll and Compensation

This separation action will not affect your 2013 base salary and pay schedule.

Zoetis Policy Website

We have created our own Zoetis Policy Website, available on the Zoetis Intranet, which continues to be populated with new policies as we work through our separation from Pfizer.

Quiet Period – Transaction Related

While normal business can continue, we are once again in a “quiet period” mandated by U.S. securities law. This quiet period will continue until the exchange offer is complete. While we can continue normal business operations, this means all employees must avoid commenting about this transaction or Zoetis stock during this period. As a reminder, the on-going restrictions on providing any forward-looking commentary on the company’s performance also remain in place during this period.

For U.S. Colleagues Only

Your Medical Benefits

As previously communicated, Zoetis has established its own program offering colleagues a competitive package of benefits. We recently held an open enrollment period for these benefits and the programs you selected during that enrollment will take effect on July 1, as planned.

Pfizer Savings Plan

As announced last week, your account balances under Pfizer Savings Plan will be automatically transferred to the new Zoetis Savings Plan administered by Merrill Lynch. Please refer to the materials mailed to your home or the May 17 email from Zoetis Communications for further details.

Even after the exchange offer is complete, and we achieve S-Day, we will continue to work closely with Pfizer in many areas under our Transitional Services Agreements (TSAs) and Manufacturing Services Agreements (MSAs). Those agreements remain critical to standing up our company and transitioning smoothly to our own systems and processes. Some of the TSAs will end over the coming months – while others may remain in place for several years.

The end of a TSA, or MSA, is important because it may actually bring greater changes to how you work than the separation itself. Here are some upcoming changes related to TSAs:

hrSource

Several important changes will take place on July 1, 2013:

•

Access to the Pfizer performance and talent management systems within hrSource will end for all colleagues globally. Information about how we will transition to new Zoetis performance and talent management systems will be provided in the next few weeks.

•	Access to all of hrSource will cease for colleagues in the U.S. and U.K.

•

U.S. and U.K. colleagues will start using a new Zoetis system for many Human Resources-related transactions. (All global colleagues are scheduled to transition into the new Zoetis system at the end of 2013.)

In preparation for this transition and as previously communicated, Pfizer and Zoetis will freeze hrSource data during the month of June. Please make any changes within hrSource prior to June 1. We will share more about the new HR system in the coming weeks.

New Learning Management System (LMS)

Later this year, Zoetis will move from the Pfizer online learning systems to a Zoetis-dedicated LMS. This new system makes training easier to track, meets all Zoetis language requirements, is mobile-learning ready and includes WebEx integration.

PfizerWorld

Access to PfizerWorld will continue until late this year when we launch a new intranet designed specifically for Zoetis and its colleagues. This new intranet will be your source for news and information about what’s happening in our company and a tool for accomplishing your business goals. A team with members from across Zoetis has formed to create the intranet. We’ll communicate more about this in the coming months.

Transitioning the programs and online systems I’ve mentioned here is a complex process, so please be patient as we work through the transition. We are committed to providing the best possible experience for our colleagues to meet your individual and business needs.

I know there are likely many other questions on your mind. Please refer to the Questions and Answers below for further information about how the separation affects you, or you can email your questions to ZoetisCommunications@Zoetis.com. On behalf of the Zoetis Executive Team, we promise to keep you informed of any further milestones leading to our emergence as a fully independent company.

Times of great change are also times of great opportunity. Today, all of us have a unique opportunity that doesn’t come along often in our careers – the opportunity to build a new company that will be the world’s largest fully independent animal health company. I’m proud to be working with you as we build Zoetis.

Thank you for all your efforts,

Roxanne Lagano

Executive Vice President and Chief Human Resources Officer

QUESTIONS AND ANSWERS

With our separation from Pfizer, which policies govern our responsibilities and actions – those of Zoetis or Pfizer?

We will follow Zoetis policies. All policies can be found on the Zoetis intranet, which remains located on PfizerWorld until later this year. (Click “Corporate Compliance” in the navigation on the left, then “Zoetis Policy Website.”)

Are there any other changes I can expect to see?

Many functions are currently working hard to “stand up Zoetis.” This process will continue for many months and will touch many systems, processes and business groups. Zoetis will proactively notify colleagues of important changes as they take place.

I own Pfizer shares and was notified through my broker about the exchange offer. Do I have to do anything?

All Pfizer shareholders will be informed about the exchange offer being proposed by Pfizer directly from Pfizer or its agents. We would encourage you to read the S-4 and related information on the exchange offer filed by Zoetis and Pfizer with the Securities and Exchange Commission and to direct your questions about the transaction to Pfizer or the appropriate third-party agents.

Where can I go to get more information?

Please visit our Zoetis intranet (on PfizerWorld until our own intranet launches later this year) to find the latest news about our separation from Pfizer.

Additional Information

You are urged to read the important information in the registration statement and related documents filed by Pfizer, Inc. (Pfizer) and Zoetis, Inc. (Zoetis) with the Securities and Exchange Commission (SEC) in connection with the separation of Pfizer and Zoetis’s businesses before making any investment decisions. You will be able to obtain a free copy of the registration statement, the prospectus part thereof, and related documents filed with the SEC by Pfizer and Zoetis at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Pfizer at www.Pfizer.com or Zoetis at www.Zoetis.com.

Forward-Looking Statements

Information in this communication contains forward-looking statements, which reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the split-off, including future financial and operating results, and each company’s plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Pfizer and Zoetis with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Pfizer and Zoetis disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

To the extent this electronic communication or any of its attachments contain information that is not in the public domain, such information is considered by Zoetis to be confidential and proprietary. This communication is expected to be read and/or used only by the individual(s) for whom it is intended. If you have received this electronic communication in error, please reply to the sender advising of the error in transmission and delete the original message and any accompanying documents from your system immediately, without copying, reviewing or otherwise using them for any purpose. Thank you for your cooperation.